MIXED MARTIAL ARTS GROUP LIMITED

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Rebekah Reed

Re:	Mixed Martial Arts Group Limited
Registration Statement on Form F-3
Filed January 26, 2026
File No. 333-292800

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mixed Martial Arts Group Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, January 29, 2026, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MIXED MARTIAL ARTS GROUP LIMITED

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer